JSAT

8 2-5 1 1 1

CID-B-06-051

December 21, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing [redacted]

07020289

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN - 9 2007
WASH, D.C.
213

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- JSAT Announces Issuance of Stock Options (Stock Acquisition Rights) to Directors (dated December 21, 2006)
- JSAT Announces Details of Issuance of Stock Options (dated December 21, 2006)

Yours faithfully,

Hideto Usa

General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

PROCESSED

JAN 1 7 2007

THOMSON FINANCIAL

dlw 1/16

December 21, 2006
JSAT Corporation

JSAT Announces Issuance of Stock Options (Stock Acquisition Rights) to Directors

JSAT Corporation ("JSAT") wishes to serve notice that the Board of Directors, in a meeting held today, approved the following resolution regarding the issuance of stock acquisition rights to JSAT directors, based on the resolution "Regarding Setting the Amount of Stock Option Compensation for Directors and Other Details" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

1. Reasons for issuing stock acquisition rights as stock options

JSAT will grant stock acquisition rights as stock options worth up to ¥30 million per year to directors as compensation, which will be granted separately from existing approved compensation, to provide further incentive and motivation for key personnel to deliver improved operating results for the JSAT Group over the long term and enhance shareholder-driven management.

Before the enactment of the Japanese Corporate Law, the issuance of stock options under especially favorable terms to non-shareholders was subject to approval by a special resolution of JSAT's Ordinary General Meeting of Shareholders. However, the revised Corporate Law stipulates that stock options issued to directors and corporate auditors through issuance of stock acquisition rights shall be treated as compensation. In accordance with this change, JSAT is revising compensation to directors.

2. Overview of issuance of stock acquisition rights

(1)Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued

JSAT directors 5 persons 300 rights

(2)Type and number of shares underlying stock acquisition rights

JSAT common stock: 300 shares

However, adjustments will be made to the number of shares in the event of a corporate merger, company spin-off, stock split, reverse stock split, and other conditions which JSAT deems necessary to make such adjustments.

(3) Total number of stock acquisition rights

300 rights (Each stock acquisition right shall entitle qualified persons to subscribe for one share of common stock. However, this figure may be adjusted if the number of shares to be issued as stock acquisition rights stipulated in item (2)

above is adjusted.)

(4) Monetary payment for stock acquisition rights

The amount of the monetary payment for the stock acquisition rights shall be the fair value on the date of issuance as determined by the Black Scholes Model. However, no monetary payment shall be required in exchange for the stock acquisition rights, because such payment is deemed to be offset by the right granted to directors to claim remuneration from JSAT.

(5) Exercise price of stock acquisition rights

The price of assets to be invested upon exercise of the stock acquisition rights shall be determined by multiplying the price paid per share (the "exercise price") as stipulated below by the number of shares per one stock acquisition right as stipulated in (3) above.

The exercise price shall be 1.05 times the average daily closing price, excluding non-trading days, of JSAT common stock in regular transactions on the Tokyo Stock Exchange during the calendar month (December 2006) immediately prior to the date that the stock acquisition rights will be issued (the "date of issuance"). Any fraction of less than one yen shall be rounded up to the nearest yen.

However, if the exercise price is lower than the closing price quoted one day before January 9, 2007, the date of the issuance (the closing price of the previous day if there is no transaction), the latter shall apply.

If JSAT conducts a stock split or reverse stock split after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

In addition, if JSAT issues new common shares or disposes of common shares held by JSAT at a price below the market price of the common shares after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of outstanding shares issued} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in amount per share}}{\text{Share price before issuance of new shares}}}{\text{Number of outstanding shares issued} + \text{Number of newly issued shares}}$$

The formula does not apply to (1) the sale of shares held by JSAT in accordance with Article 194 of the Japanese Corporate Law (i.e., shareholder

requests to sell and transfer shares in quantities less than the trading unit), (2) the transfer of shares held by JSAT in accordance with Article 5-2 of the supplemental provisions to the "Law Regarding the Partial Amendments, etc. to the Commercial Code, etc." (Law No. 79, 2001), or (3) conversion or exercise of securities convertible or due to be converted into JSAT common stock or stock acquisition rights (including corporate bonds with stock acquisition rights) that can be exercised to acquire JSAT common shares.

In the formula described earlier, the number of shares already issued shall be calculated by subtracting the number of treasury shares associated with common stock held by JSAT from the total number of common shares issued by JSAT. In the event that the treasury stock will be retired, the number of new shares to be issued shall be read as the number of treasury stock to be retired.

(6) Exercise period for the stock acquisition rights

From July 1, 2007 to June 30, 2011

(7) Conditions for exercising stock acquisition rights

i. Persons qualified to receive an issuance of stock acquisition rights ("stock acquisition rights holder") shall be a director, corporate auditor or advisor of JSAT or a JSAT subsidiary upon exercise of the stock acquisition rights. However, this condition shall not apply to a person who has ceased to be a director, corporate auditor or advisor of JSAT or a JSAT subsidiary due to expiration of term of office or other legitimate reason.

ii. In the event of the death of a stock acquisition rights holder, the stock acquisition rights shall transfer to the holder's heir.

iii. Stock acquisition rights may not be pawned or otherwise disposed of.

iv. All other conditions for exercising stock acquisition rights stipulated in the Contract Regarding Stock Acquisition Rights concluded between JSAT and the stock acquisition rights holder shall apply, based on the resolutions approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006, and the resolutions approved by the Board of Directors in a meeting held today.

(8) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights

i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.

ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(9) JSAT's acquisition of stock acquisition rights

i. JSAT may acquire stock acquisition rights in gratis if the Ordinary General Meeting of Shareholders approves (1) a merger agreement under which JSAT is to be the company to be dissolved in the merger or (2) a share exchange or share transfer proposal under which JSAT will be a wholly-owned subsidiary.

ii. JSAT may acquire stock acquisition rights in gratis if a holder of stock acquisition rights is unable to satisfy the conditions for the exercise of his or her stock acquisition rights.

(10) Restriction on the transfer of stock acquisition rights

The transfer of stock acquisition rights shall require the approval of the Board of Directors.

(11) Handling of stock acquisition rights in the event of a corporate reorganization

In the event of a merger (but only if JSAT will be dissolved), an absorption-type demerger, incorporation-type demerger, or a share exchange or a share transfer (a "corporate reorganization"), JSAT will offer stock acquisition rights to subscribe for shares of the new or surviving company specified by Article 236, No.1, Items 8-1,-2,-3,-4,-5 of the Japanese Corporate Law to holders of stock acquisition rights who own the outstanding stock acquisition rights ("remaining stock acquisition rights") effective at the time of the corporate reorganization, according to the conditions stated below.

Please note that in the events described above, the remaining stock acquisition rights will be terminated and will be replaced by new stock acquisition rights to be issued by the new or surviving company that is established by the corporate reorganization. However, this will only apply if the offering of stock acquisition rights by the new or surviving company is stipulated in the agreements for an absorption -type merger, incorporation-type merger, or share exchange, or in the plan prepared for an incorporation-type demerger or share transfer.

i. Number of stock acquisition rights to be issued by the new or surviving company

The same number of the remaining stock acquisition rights owned by each holder of stock acquisition rights at the time of the corporate reorganization.

ii. Type of shares of the new or surviving company under the stock acquisition rights

Shares of the new or surviving company's common stock

iii. Number of shares of the new or surviving company to be issued under the stock acquisition rights

To be decided according to Item (2) above upon consideration of the conditions and other requirements of the corporate reorganization.

iv. Exercise price of the stock acquisition rights

The exercise price of the stock acquisition right shall be determined by multiplying (1) the amount of payment adjusted in consideration of the

conditions and other requirements of the corporate reorganization with (2) the number of shares under stock acquisition rights as stated in iii above.

v. Exercise period for the stock acquisition rights

The exercise period commences from the starting date on which stock acquisition rights can be exercised as stated in Item (6) above or the effective date of corporate reorganization, whichever is later. The expiration date is the same as the date of expiry as stated in Item (6) above.

vi. Matters regarding capital and capital reserves that will increase when shares are issued upon the exercise of stock acquisition rights

To be decided according to Item (8) above.

vii. Restriction on the transfer of stock acquisition rights

The transfer of stock acquisition rights shall require the approval of the new corporation.

viii. Acquisition of stock acquisition rights

To be decided according to Item (9) above.

(12) Rounding down of any fraction of a share generated by exercise of stock acquisition rights

In the case that the number of shares to be delivered to the stock acquisition rights holder shall include a fraction of less than one share, this fraction shall be rounded down to the nearest share.

(13) Date of issuance of stock acquisition rights

January 9, 2007.

(Reference)

Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.

Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.

8 2-5 1 1 1

December 21, 2006
JSAT Corporation

JSAT Announces Details of Issuance of Stock Options
(Issuance of Stock Acquisition Rights (Stock Options) Under Especially Favorable Terms Pursuant to Articles 236, 238, and 239 of the Japanese Corporate Law)

JSAT Corporation ("JSAT") wishes to serve notice that the Board of Directors, in a meeting held today, approved a resolution to offer stock acquisition rights, and set terms concerning the recipients of these stock acquisition rights, based on the resolution "Delegation of Authority to the Board of Directors to Set Terms for the Issuance of Stock Acquisition Rights as Stock Options" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

1. Reasons why it is necessary to issue stock acquisition rights under especially favorable conditions

Stock acquisition rights as stock options are being issued *in gratis* to certain employees of JSAT, including executive officers, as well as to directors and certain employees of JSAT's subsidiaries, to provide further incentive and motivation for key personnel to deliver improved operating results for the JSAT Group over the long term and enhance shareholder-driven management.

2. Overview of issuance of stock acquisition rights

(1) Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued

JSAT executive officers	7 persons	200 rights
JSAT employees	196 persons	826 rights
Directors of JSAT subsidiaries	4 persons	58 rights
Employees of JSAT subsidiaries	49 persons	116 rights

(2) Type and number of shares underlying stock acquisition rights

JSAT common stock: 1,200 shares

However, adjustments will be made to the number of shares in the event of a corporate merger, company spin-off, stock split, reverse stock split, and other conditions which JSAT deems necessary to make such adjustments.

(3) Total number of stock acquisition rights

1,200 rights (Each stock acquisition right shall entitle qualified persons to subscribe for one share of common stock. However, this figure may be adjusted if the number of shares to be issued as stock acquisition rights stipulated in item (2) above is adjusted.)

(4) Monetary payment for stock acquisition rights

The stock acquisition rights require no monetary payment.

(5) Exercise price of stock acquisition rights

The exercise price for the exercise of a stock acquisition right shall be determined by the price paid per share issued (the "exercise price") upon exercise of stock acquisition rights, as defined below.

The exercise price shall be 1.05 times the average daily closing price, excluding non-trading days, of JSAT common stock in regular transactions on the Tokyo Stock Exchange during the calendar month (December 2006) immediately prior to the date that the stock acquisition rights will be issued (the "date of issuance"). Any fraction of less than one yen shall be rounded up to the nearest yen.

However, if the exercise price is lower than the closing price quoted one day before January 9, 2007, the date of the issuance (the closing price of the previous day if there is no transaction), the latter shall apply.

If JSAT conducts a stock split or reverse stock split after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

In addition, if JSAT issues new common shares or disposes of common shares held by JSAT at a price below the market price of the common shares after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of outstanding shares issued} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in amount per share}}{\text{Share price before issuance of new shares}}}{\text{Number of outstanding shares issued} + \text{Number of newly issued shares}}$$

The formula does not apply to (1) the sale of shares held by JSAT in accordance with Article 194 of the Japanese Corporate Law (i.e., shareholder requests to sell and transfer shares in quantities less than the trading unit), (2) the transfer of shares held by JSAT in accordance with Article 5-2 of the supplemental provisions to the "Law Regarding the Partial Amendments, etc. to the Commercial Code, etc." (Law No. 79, 2001), or (3) conversion or exercise of securities convertible or due to be converted into JSAT common stock or stock acquisition rights (including corporate bonds with stock acquisition rights) that can be exercised to acquire JSAT common shares.

In the formula described earlier, the number of shares already issued shall be calculated by subtracting the number of treasury shares associated with common

stock held by JSAT from the total number of common shares issued by JSAT. In the event that the treasury stock will be retired, the number of new shares to be issued shall be read as the number of treasury stock to be retired.

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Conditions for exercising stock acquisition rights

i. Persons qualified to receive an issuance of stock acquisition rights ("stock acquisition rights holder") shall be a director, corporate auditor, advisor or employee of JSAT or a JSAT subsidiary upon exercise of the stock acquisition rights. However, this condition shall not apply to a person who has ceased to be a director, corporate auditor, advisor or employee of JSAT or a JSAT subsidiary due to expiration of term of office, age-limit retirement, employment transfer or other legitimate reason.

ii. In the event of the death of a stock acquisition rights holder, the stock acquisition rights shall transfer to the holder's heir.

iii. Stock acquisition rights may not be pawned or otherwise disposed of.

iv. Other conditions stipulated in the Contract Regarding Stock Acquisition Rights concluded between JSAT and the stock acquisition rights holder shall apply.

(8) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights

i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.

ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(9) JSAT's acquisition of stock acquisition rights

i. JSAT may acquire stock acquisition rights in gratis if the Ordinary General Meeting of Shareholders approves (1) a merger agreement under which JSAT is to be the company to be dissolved in the merger or (2) a share exchange or share transfer proposal under which JSAT will be a wholly-owned subsidiary.

ii. JSAT may acquire stock acquisition rights in gratis if a holder of stock acquisition rights is unable to satisfy the conditions for the exercise of his or her stock acquisition rights.

(10) Restriction on the transfer of stock acquisition rights
The transfer of stock acquisition rights shall require the approval of the Board of Directors.

(11) Handling of stock acquisition rights in the event of a corporate reorganization
In the event of a merger (but only if JSAT will be dissolved), an

absorption-type demerger, incorporation-type demerger, or a share exchange or a share transfer (a "corporate reorganization"), JSAT will offer stock acquisition rights to subscribe for shares of the new or surviving company specified by Article 236, No.1, Items 8-1,-2,-3,-4,-5 of the Japanese Corporate Law to holders of stock acquisition rights who own the outstanding stock acquisition rights ("remaining stock acquisition rights") effective at the time of the corporate reorganization, according to the conditions stated below.

Please note that in the events described above, the remaining stock acquisition rights will be terminated and will be replaced by new stock acquisition rights to be issued by the new or surviving company that is established by the corporate reorganization. However, this will only apply if the offering of stock acquisition rights by the new or surviving company is stipulated in the agreements for an absorption -type merger, incorporation-type merger, or share exchange, or in the plan prepared for an incorporation-type demerger or share transfer.

i. Number of stock acquisition rights to be issued by the new or surviving company

The same number of the remaining stock acquisition rights owned by each holder of stock acquisition rights at the time of the corporate reorganization.

ii. Type of shares of the new or surviving company under the stock acquisition rights

Shares of the new or surviving company's common stock

iii. Number of shares of the new or surviving company to be issued under the stock acquisition rights

To be decided according to Item (2) above upon consideration of the conditions and other requirements of the corporate reorganization.

iv. Exercise price of the stock acquisition rights

The exercise price of the stock acquisition right shall be determined by multiplying (1) the amount of payment adjusted in consideration of the conditions and other requirements of the corporate reorganization with (2) the number of shares under stock acquisition rights as stated in iii above.

v. Exercise period for the stock acquisition rights

The exercise period commences from the starting date on which stock acquisition rights can be exercised as stated in Item (6) above or the effective date of corporate reorganization, whichever is later. The expiration date is the same as the date of expiry as stated in Item (6) above.

vi. Matters regarding capital and capital reserves that will increase when shares are issued upon the exercise of stock acquisition rights

To be decided according to Item (8) above.

vii. Restriction on the transfer of stock acquisition rights

The transfer of stock acquisition rights shall require the approval of the new corporation.

viii. Acquisition of stock acquisition rights

To be decided according to Item (9) above.

(12) Rounding down of any fraction of a share generated by exercise of stock acquisition rights

In the case that the number of shares to be delivered to the stock acquisition rights holder shall include a fraction of less than one share, this fraction shall be rounded down to the nearest share.

(13) Date of issuance of stock acquisition rights

January 9, 2007.

(Reference)

Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.

Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.

CID-B-06-051

December 21, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

SEC MAIL PROCESSING SECTION
RECEIVED
JAN - 9 2007
WASH, D.C.
213

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- JSAT Announces Issuance of Stock Options (Stock Acquisition Rights) to Directors (dated December 21, 2006)
- JSAT Announces Details of Issuance of Stock Options (dated December 21, 2006)

Yours faithfully,

Hideto Usa

General Manager

Corporate Communications & Investor Relations Division

Corporate Coordination Group

JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

December 21, 2006
JSAT Corporation

JSAT Announces Details of Issuance of Stock Options

(Issuance of Stock Acquisition Rights (Stock Options) Under Especially Favorable Terms Pursuant to Articles 236, 238, and 239 of the Japanese Corporate Law)

JSAT Corporation ("JSAT") wishes to serve notice that the Board of Directors, in a meeting held today, approved a resolution to offer stock acquisition rights, and set terms concerning the recipients of these stock acquisition rights, based on the resolution "Delegation of Authority to the Board of Directors to Set Terms for the Issuance of Stock Acquisition Rights as Stock Options" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

1. Reasons why it is necessary to issue stock acquisition rights under especially favorable conditions

Stock acquisition rights as stock options are being issued *in gratis* to certain employees of JSAT, including executive officers, as well as to directors and certain employees of JSAT's subsidiaries, to provide further incentive and motivation for key personnel to deliver improved operating results for the JSAT Group over the long term and enhance shareholder-driven management.

2. Overview of issuance of stock acquisition rights

(1) Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued

JSAT executive officers	7 persons	200 rights
JSAT employees	196 persons	826 rights
Directors of JSAT subsidiaries	4 persons	58 rights
Employees of JSAT subsidiaries	49 persons	116 rights

(2) Type and number of shares underlying stock acquisition rights

JSAT common stock: 1,200 shares

However, adjustments will be made to the number of shares in the event of a corporate merger, company spin-off, stock split, reverse stock split, and other conditions which JSAT deems necessary to make such adjustments.

(3) Total number of stock acquisition rights

1,200 rights (Each stock acquisition right shall entitle qualified persons to subscribe for one share of common stock. However, this figure may be adjusted if the number of shares to be issued as stock acquisition rights stipulated in item (2) above is adjusted.)

(4) Monetary payment for stock acquisition rights

The stock acquisition rights require no monetary payment.

(5) Exercise price of stock acquisition rights

The exercise price for the exercise of a stock acquisition right shall be determined by the price paid per share issued (the "exercise price") upon exercise of stock acquisition rights, as defined below.

The exercise price shall be 1.05 times the average daily closing price, excluding non-trading days, of JSAT common stock in regular transactions on the Tokyo Stock Exchange during the calendar month (December 2006) immediately prior to the date that the stock acquisition rights will be issued (the "date of issuance"). Any fraction of less than one yen shall be rounded up to the nearest yen.

However, if the exercise price is lower than the closing price quoted one day before January 9, 2007, the date of the issuance (the closing price of the previous day if there is no transaction), the latter shall apply.

If JSAT conducts a stock split or reverse stock split after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

In addition, if JSAT issues new common shares or disposes of common shares held by JSAT at a price below the market price of the common shares after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of outstanding shares issued} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in amount per share}}{\text{Share price before issuance of new shares}}}{\text{Number of outstanding shares issued} + \text{Number of newly issued shares}}$$

The formula does not apply to (1) the sale of shares held by JSAT in accordance with Article 194 of the Japanese Corporate Law (i.e., shareholder requests to sell and transfer shares in quantities less than the trading unit), (2) the transfer of shares held by JSAT in accordance with Article 5-2 of the supplemental provisions to the "Law Regarding the Partial Amendments, etc. to the Commercial Code, etc." (Law No. 79, 2001), or (3) conversion or exercise of securities convertible or due to be converted into JSAT common stock or stock acquisition rights (including corporate bonds with stock acquisition rights) that can be exercised to acquire JSAT common shares.

In the formula described earlier, the number of shares already issued shall be

stock held by JSAT from the total number of common shares issued by JSAT. In the event that the treasury stock will be retired, the number of new shares to be issued shall be read as the number of treasury stock to be retired.

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Conditions for exercising stock acquisition rights

i. Persons qualified to receive an issuance of stock acquisition rights ("stock acquisition rights holder") shall be a director, corporate auditor, advisor or employee of JSAT or a JSAT subsidiary upon exercise of the stock acquisition rights. However, this condition shall not apply to a person who has ceased to be a director, corporate auditor, advisor or employee of JSAT or a JSAT subsidiary due to expiration of term of office, age-limit retirement, employment transfer or other legitimate reason.

ii. In the event of the death of a stock acquisition rights holder, the stock acquisition rights shall transfer to the holder's heir.

iii. Stock acquisition rights may not be pawned or otherwise disposed of.

iv. Other conditions stipulated in the Contract Regarding Stock Acquisition Rights concluded between JSAT and the stock acquisition rights holder shall apply.

(8) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights

i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.

ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(9) JSAT's acquisition of stock acquisition rights

i. JSAT may acquire stock acquisition rights in gratis if the Ordinary General Meeting of Shareholders approves (1) a merger agreement under which JSAT is to be the company to be dissolved in the merger or (2) a share exchange or share transfer proposal under which JSAT will be a wholly-owned subsidiary.

ii. JSAT may acquire stock acquisition rights in gratis if a holder of stock acquisition rights is unable to satisfy the conditions for the exercise of his or her stock acquisition rights.

(10) Restriction on the transfer of stock acquisition rights
The transfer of stock acquisition rights shall require the approval of the Board of Directors.

(11) Handling of stock acquisition rights in the event of a corporate reorganization
In the event of a merger (but only if JSAT will be dissolved), an

absorption-type demerger, incorporation-type demerger, or a share exchange or a share transfer (a "corporate reorganization"), JSAT will offer stock acquisition rights to subscribe for shares of the new or surviving company specified by Article 236, No.1, Items 8-1,-2,-3,-4,-5 of the Japanese Corporate Law to holders of stock acquisition rights who own the outstanding stock acquisition rights ("remaining stock acquisition rights") effective at the time of the corporate reorganization, according to the conditions stated below.

Please note that in the events described above, the remaining stock acquisition rights will be terminated and will be replaced by new stock acquisition rights to be issued by the new or surviving company that is established by the corporate reorganization. However, this will only apply if the offering of stock acquisition rights by the new or surviving company is stipulated in the agreements for an absorption -type merger, incorporation-type merger, or share exchange, or in the plan prepared for an incorporation-type demerger or share transfer.

i. Number of stock acquisition rights to be issued by the new or surviving company
The same number of the remaining stock acquisition rights owned by each holder of stock acquisition rights at the time of the corporate reorganization.

ii. Type of shares of the new or surviving company under the stock acquisition rights
Shares of the new or surviving company's common stock

iii. Number of shares of the new or surviving company to be issued under the stock acquisition rights
To be decided according to Item (2) above upon consideration of the conditions and other requirements of the corporate reorganization.

iv. Exercise price of the stock acquisition rights
The exercise price of the stock acquisition right shall be determined by multiplying (1) the amount of payment adjusted in consideration of the conditions and other requirements of the corporate reorganization with (2) the number of shares under stock acquisition rights as stated in iii above.

v. Exercise period for the stock acquisition rights
The exercise period commences from the starting date on which stock acquisition rights can be exercised as stated in Item (6) above or the effective date of corporate reorganization, whichever is later. The expiration date is the same as the date of expiry as stated in Item (6) above.

vi. Matters regarding capital and capital reserves that will increase when shares are issued upon the exercise of stock acquisition rights
To be decided according to Item (8) above.

vii. Restriction on the transfer of stock acquisition rights
The transfer of stock acquisition rights shall require the approval of the new

To be decided according to Item (9) above.

(12) Rounding down of any fraction of a share generated by exercise of stock acquisition rights

In the case that the number of shares to be delivered to the stock acquisition rights holder shall include a fraction of less than one share, this fraction shall be rounded down to the nearest share.

(13) Date of issuance of stock acquisition rights

January 9, 2007.

(Reference)

Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.

December 21, 2006
JSAT Corporation

JSAT Announces Issuance of Stock Options (Stock Acquisition Rights) to Directors

JSAT Corporation ("JSAT") wishes to serve notice that the Board of Directors, in a meeting held today, approved the following resolution regarding the issuance of stock acquisition rights to JSAT directors, based on the resolution "Regarding Setting the Amount of Stock Option Compensation for Directors and Other Details" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

1. Reasons for issuing stock acquisition rights as stock options

JSAT will grant stock acquisition rights as stock options worth up to ¥30 million per year to directors as compensation, which will be granted separately from existing approved compensation, to provide further incentive and motivation for key personnel to deliver improved operating results for the JSAT Group over the long term and enhance shareholder-driven management.

Before the enactment of the Japanese Corporate Law, the issuance of stock options under especially favorable terms to non-shareholders was subject to approval by a special resolution of JSAT's Ordinary General Meeting of Shareholders. However, the revised Corporate Law stipulates that stock options issued to directors and corporate auditors through issuance of stock acquisition rights shall be treated as compensation. In accordance with this change, JSAT is revising compensation to directors.

2. Overview of issuance of stock acquisition rights

(1)Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued

JSAT directors 5 persons 300 rights

(2)Type and number of shares underlying stock acquisition rights

JSAT common stock: 300 shares

However, adjustments will be made to the number of shares in the event of a corporate merger, company spin-off, stock split, reverse stock split, and other conditions which JSAT deems necessary to make such adjustments.

(3) Total number of stock acquisition rights

300 rights (Each stock acquisition right shall entitle qualified persons to subscribe for one share of common stock. However, this figure may be adjusted if the number of shares to be issued as stock acquisition rights stipulated in item (2)

above is adjusted.)

(4) Monetary payment for stock acquisition rights

The amount of the monetary payment for the stock acquisition rights shall be the fair value on the date of issuance as determined by the Black Scholes Model. However, no monetary payment shall be required in exchange for the stock acquisition rights, because such payment is deemed to be offset by the right granted to directors to claim remuneration from JSAT.

(5) Exercise price of stock acquisition rights

The price of assets to be invested upon exercise of the stock acquisition rights shall be determined by multiplying the price paid per share (the "exercise price") as stipulated below by the number of shares per one stock acquisition right as stipulated in (3) above.

The exercise price shall be 1.05 times the average daily closing price, excluding non-trading days, of JSAT common stock in regular transactions on the Tokyo Stock Exchange during the calendar month (December 2006) immediately prior to the date that the stock acquisition rights will be issued (the "date of issuance"). Any fraction of less than one yen shall be rounded up to the nearest yen.

However, if the exercise price is lower than the closing price quoted one day before January 9, 2007, the date of the issuance (the closing price of the previous day if there is no transaction), the latter shall apply.

If JSAT conducts a stock split or reverse stock split after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

In addition, if JSAT issues new common shares or disposes of common shares held by JSAT at a price below the market price of the common shares after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of outstanding shares issued} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in amount per share}}{\text{Share price before issuance of new shares}}}{\text{Number of outstanding shares issued} + \text{Number of newly issued shares}}$$

The formula does not apply to (1) the sale of shares held by JSAT in

requests to sell and transfer shares in quantities less than the trading unit), (2) the transfer of shares held by JSAT in accordance with Article 5-2 of the supplemental provisions to the "Law Regarding the Partial Amendments, etc. to the Commercial Code, etc." (Law No. 79, 2001), or (3) conversion or exercise of securities convertible or due to be converted into JSAT common stock or stock acquisition rights (including corporate bonds with stock acquisition rights) that can be exercised to acquire JSAT common shares.

In the formula described earlier, the number of shares already issued shall be calculated by subtracting the number of treasury shares associated with common stock held by JSAT from the total number of common shares issued by JSAT. In the event that the treasury stock will be retired, the number of new shares to be issued shall be read as the number of treasury stock to be retired.

(6) Exercise period for the stock acquisition rights
From July 1, 2007 to June 30, 2011

(7) Conditions for exercising stock acquisition rights

i. Persons qualified to receive an issuance of stock acquisition rights ("stock acquisition rights holder") shall be a director, corporate auditor or advisor of JSAT or a JSAT subsidiary upon exercise of the stock acquisition rights. However, this condition shall not apply to a person who has ceased to be a director, corporate auditor or advisor of JSAT or a JSAT subsidiary due to expiration of term of office or other legitimate reason.

ii. In the event of the death of a stock acquisition rights holder, the stock acquisition rights shall transfer to the holder's heir.

iii. Stock acquisition rights may not be pawned or otherwise disposed of.

iv. All other conditions for exercising stock acquisition rights stipulated in the Contract Regarding Stock Acquisition Rights concluded between JSAT and the stock acquisition rights holder shall apply, based on the resolutions approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006, and the resolutions approved by the Board of Directors in a meeting held today.

(8) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights

i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.

ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(9) JSAT's acquisition of stock acquisition rights

i. JSAT may acquire stock acquisition rights in gratis if the Ordinary General Meeting of Shareholders approves (1) a merger agreement under which JSAT is to be the company to be dissolved in the merger or (2) a share exchange or share transfer proposal under which JSAT will be a wholly-owned subsidiary.

ii. JSAT may acquire stock acquisition rights in gratis if a holder of stock acquisition rights is unable to satisfy the conditions for the exercise of his or her stock acquisition rights.

(10) Restriction on the transfer of stock acquisition rights

The transfer of stock acquisition rights shall require the approval of the Board of Directors.

(11) Handling of stock acquisition rights in the event of a corporate reorganization

In the event of a merger (but only if JSAT will be dissolved), an absorption-type demerger, incorporation-type demerger, or a share exchange or a share transfer (a "corporate reorganization"), JSAT will offer stock acquisition rights to subscribe for shares of the new or surviving company specified by Article 236, No.1, Items 8-1,-2,-3,-4,-5 of the Japanese Corporate Law to holders of stock acquisition rights who own the outstanding stock acquisition rights ("remaining stock acquisition rights") effective at the time of the corporate reorganization, according to the conditions stated below.

Please note that in the events described above, the remaining stock acquisition rights will be terminated and will be replaced by new stock acquisition rights to be issued by the new or surviving company that is established by the corporate reorganization. However, this will only apply if the offering of stock acquisition rights by the new or surviving company is stipulated in the agreements for an absorption -type merger, incorporation-type merger, or share exchange, or in the plan prepared for an incorporation-type demerger or share transfer.

i. Number of stock acquisition rights to be issued by the new or surviving company

The same number of the remaining stock acquisition rights owned by each holder of stock acquisition rights at the time of the corporate reorganization.

ii. Type of shares of the new or surviving company under the stock acquisition rights

Shares of the new or surviving company's common stock

iii. Number of shares of the new or surviving company to be issued under the stock acquisition rights

To be decided according to Item (2) above upon consideration of the conditions and other requirements of the corporate reorganization.

iv. Exercise price of the stock acquisition rights

The exercise price of the stock acquisition right shall be determined by

conditions and other requirements of the corporate reorganization with (2) the number of shares under stock acquisition rights as stated in iii above.

v. Exercise period for the stock acquisition rights

The exercise period commences from the starting date on which stock acquisition rights can be exercised as stated in Item (6) above or the effective date of corporate reorganization, whichever is later. The expiration date is the same as the date of expiry as stated in Item (6) above.

vi. Matters regarding capital and capital reserves that will increase when shares are issued upon the exercise of stock acquisition rights

To be decided according to Item (8) above.

vii. Restriction on the transfer of stock acquisition rights

The transfer of stock acquisition rights shall require the approval of the new corporation.

viii. Acquisition of stock acquisition rights

To be decided according to Item (9) above.

(12) Rounding down of any fraction of a share generated by exercise of stock acquisition rights

In the case that the number of shares to be delivered to the stock acquisition rights holder shall include a fraction of less than one share, this fraction shall be rounded down to the nearest share.

(13) Date of issuance of stock acquisition rights

January 9, 2007.

(Reference)

Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.

Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.

CID-B-06-051

December 21, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

SEC MAIL PROCESSING
RECEIVED
JAN - 9 2007
WASH. D.C. 213 SECTION

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- JSAT Announces Issuance of Stock Options (Stock Acquisition Rights) to Directors (dated December 21, 2006)
- JSAT Announces Details of Issuance of Stock Options (dated December 21, 2006)

Yours faithfully,

Hideto Usa

General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17-18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

December 21, 2006
JSAT Corporation

JSAT Announces Issuance of Stock Options (Stock Acquisition Rights) to Directors

JSAT Corporation ("JSAT") wishes to serve notice that the Board of Directors, in a meeting held today, approved the following resolution regarding the issuance of stock acquisition rights to JSAT directors, based on the resolution "Regarding Setting the Amount of Stock Option Compensation for Directors and Other Details" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

1. Reasons for issuing stock acquisition rights as stock options

JSAT will grant stock acquisition rights as stock options worth up to ¥30 million per year to directors as compensation, which will be granted separately from existing approved compensation, to provide further incentive and motivation for key personnel to deliver improved operating results for the JSAT Group over the long term and enhance shareholder-driven management.

Before the enactment of the Japanese Corporate Law, the issuance of stock options under especially favorable terms to non-shareholders was subject to approval by a special resolution of JSAT's Ordinary General Meeting of Shareholders. However, the revised Corporate Law stipulates that stock options issued to directors and corporate auditors through issuance of stock acquisition rights shall be treated as compensation. In accordance with this change, JSAT is revising compensation to directors.

2. Overview of issuance of stock acquisition rights

(1)Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued

JSAT directors	5 persons	300 rights

(2)Type and number of shares underlying stock acquisition rights

JSAT common stock: 300 shares

However, adjustments will be made to the number of shares in the event of a corporate merger, company spin-off, stock split, reverse stock split, and other conditions which JSAT deems necessary to make such adjustments.

(3) Total number of stock acquisition rights

300 rights (Each stock acquisition right shall entitle qualified persons to subscribe for one share of common stock. However, this figure may be adjusted if the number of shares to be issued as stock acquisition rights stipulated in item (2)

above is adjusted.)

(4) Monetary payment for stock acquisition rights

The amount of the monetary payment for the stock acquisition rights shall be the fair value on the date of issuance as determined by the Black Scholes Model. However, no monetary payment shall be required in exchange for the stock acquisition rights, because such payment is deemed to be offset by the right granted to directors to claim remuneration from JSAT.

(5) Exercise price of stock acquisition rights

The price of assets to be invested upon exercise of the stock acquisition rights shall be determined by multiplying the price paid per share (the "exercise price") as stipulated below by the number of shares per one stock acquisition right as stipulated in (3) above.

The exercise price shall be 1.05 times the average daily closing price, excluding non-trading days, of JSAT common stock in regular transactions on the Tokyo Stock Exchange during the calendar month (December 2006) immediately prior to the date that the stock acquisition rights will be issued (the "date of issuance"). Any fraction of less than one yen shall be rounded up to the nearest yen.

However, if the exercise price is lower than the closing price quoted one day before January 9, 2007, the date of the issuance (the closing price of the previous day if there is no transaction), the latter shall apply.

If JSAT conducts a stock split or reverse stock split after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

In addition, if JSAT issues new common shares or disposes of common shares held by JSAT at a price below the market price of the common shares after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of outstanding shares issued} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in amount per share}}{\text{Share price before issuance of new shares}}}{\text{Number of outstanding shares issued} + \text{Number of newly issued shares}}$$

The formula does not apply to (1) the sale of shares held by JSAT in

requests to sell and transfer shares in quantities less than the trading unit), (2) the transfer of shares held by JSAT in accordance with Article 5-2 of the supplemental provisions to the "Law Regarding the Partial Amendments, etc. to the Commercial Code, etc." (Law No. 79, 2001), or (3) conversion or exercise of securities convertible or due to be converted into JSAT common stock or stock acquisition rights (including corporate bonds with stock acquisition rights) that can be exercised to acquire JSAT common shares.

In the formula described earlier, the number of shares already issued shall be calculated by subtracting the number of treasury shares associated with common stock held by JSAT from the total number of common shares issued by JSAT. In the event that the treasury stock will be retired, the number of new shares to be issued shall be read as the number of treasury stock to be retired.

(6) Exercise period for the stock acquisition rights

From July 1, 2007 to June 30, 2011

(7) Conditions for exercising stock acquisition rights

i. Persons qualified to receive an issuance of stock acquisition rights ("stock acquisition rights holder") shall be a director, corporate auditor or advisor of JSAT or a JSAT subsidiary upon exercise of the stock acquisition rights. However, this condition shall not apply to a person who has ceased to be a director, corporate auditor or advisor of JSAT or a JSAT subsidiary due to expiration of term of office or other legitimate reason.

ii. In the event of the death of a stock acquisition rights holder, the stock acquisition rights shall transfer to the holder's heir.

iii. Stock acquisition rights may not be pawned or otherwise disposed of.

iv. All other conditions for exercising stock acquisition rights stipulated in the Contract Regarding Stock Acquisition Rights concluded between JSAT and the stock acquisition rights holder shall apply, based on the resolutions approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006, and the resolutions approved by the Board of Directors in a meeting held today.

(8) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights

i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.

ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(9) JSAT's acquisition of stock acquisition rights

i. JSAT may acquire stock acquisition rights in gratis if the Ordinary General Meeting of Shareholders approves (1) a merger agreement under which JSAT is to be the company to be dissolved in the merger or (2) a share exchange or share transfer proposal under which JSAT will be a wholly-owned subsidiary.

ii. JSAT may acquire stock acquisition rights in gratis if a holder of stock acquisition rights is unable to satisfy the conditions for the exercise of his or her stock acquisition rights.

(10) Restriction on the transfer of stock acquisition rights

The transfer of stock acquisition rights shall require the approval of the Board of Directors.

(11) Handling of stock acquisition rights in the event of a corporate reorganization

In the event of a merger (but only if JSAT will be dissolved), an absorption-type demerger, incorporation-type demerger, or a share exchange or a share transfer (a "corporate reorganization"), JSAT will offer stock acquisition rights to subscribe for shares of the new or surviving company specified by Article 236, No.1, Items 8-1,-2,-3,-4,-5 of the Japanese Corporate Law to holders of stock acquisition rights who own the outstanding stock acquisition rights ("remaining stock acquisition rights") effective at the time of the corporate reorganization, according to the conditions stated below.

Please note that in the events described above, the remaining stock acquisition rights will be terminated and will be replaced by new stock acquisition rights to be issued by the new or surviving company that is established by the corporate reorganization. However, this will only apply if the offering of stock acquisition rights by the new or surviving company is stipulated in the agreements for an absorption -type merger, incorporation-type merger, or share exchange, or in the plan prepared for an incorporation-type demerger or share transfer.

i. Number of stock acquisition rights to be issued by the new or surviving company

The same number of the remaining stock acquisition rights owned by each holder of stock acquisition rights at the time of the corporate reorganization.

ii. Type of shares of the new or surviving company under the stock acquisition rights

Shares of the new or surviving company's common stock

iii. Number of shares of the new or surviving company to be issued under the stock acquisition rights

To be decided according to Item (2) above upon consideration of the conditions and other requirements of the corporate reorganization.

iv. Exercise price of the stock acquisition rights

The exercise price of the stock acquisition right shall be determined by

conditions and other requirements of the corporate reorganization with (2) the number of shares under stock acquisition rights as stated in iii above.

v. Exercise period for the stock acquisition rights

The exercise period commences from the starting date on which stock acquisition rights can be exercised as stated in Item (6) above or the effective date of corporate reorganization, whichever is later. The expiration date is the same as the date of expiry as stated in Item (6) above.

vi. Matters regarding capital and capital reserves that will increase when shares are issued upon the exercise of stock acquisition rights

To be decided according to Item (8) above.

vii. Restriction on the transfer of stock acquisition rights

The transfer of stock acquisition rights shall require the approval of the new corporation.

viii. Acquisition of stock acquisition rights

To be decided according to Item (9) above.

(12) Rounding down of any fraction of a share generated by exercise of stock acquisition rights

In the case that the number of shares to be delivered to the stock acquisition rights holder shall include a fraction of less than one share, this fraction shall be rounded down to the nearest share.

(13) Date of issuance of stock acquisition rights

January 9, 2007.

(Reference)

Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.

December 21, 2006
JSAT Corporation

JSAT Announces Details of Issuance of Stock Options
(Issuance of Stock Acquisition Rights (Stock Options) Under Especially Favorable Terms Pursuant to Articles 236, 238, and 239 of the Japanese Corporate Law)

JSAT Corporation ("JSAT") wishes to serve notice that the Board of Directors, in a meeting held today, approved a resolution to offer stock acquisition rights, and set terms concerning the recipients of these stock acquisition rights, based on the resolution "Delegation of Authority to the Board of Directors to Set Terms for the Issuance of Stock Acquisition Rights as Stock Options" approved at JSAT's 22nd Ordinary General Meeting of Shareholders held on June 27, 2006.

1. Reasons why it is necessary to issue stock acquisition rights under especially favorable conditions

Stock acquisition rights as stock options are being issued *in gratis* to certain employees of JSAT, including executive officers, as well as to directors and certain employees of JSAT's subsidiaries, to provide further incentive and motivation for key personnel to deliver improved operating results for the JSAT Group over the long term and enhance shareholder-driven management.

2. Overview of issuance of stock acquisition rights

(1) Persons qualified for the issuance of stock acquisition rights, number of persons, and number of stock acquisition rights to be issued

JSAT executive officers	7 persons	200 rights
JSAT employees	196 persons	826 rights
Directors of JSAT subsidiaries	4 persons	58 rights
Employees of JSAT subsidiaries	49 persons	116 rights

(2) Type and number of shares underlying stock acquisition rights

JSAT common stock: 1,200 shares

However, adjustments will be made to the number of shares in the event of a corporate merger, company spin-off, stock split, reverse stock split, and other conditions which JSAT deems necessary to make such adjustments.

(3) Total number of stock acquisition rights

1,200 rights (Each stock acquisition right shall entitle qualified persons to subscribe for one share of common stock. However, this figure may be adjusted if the number of shares to be issued as stock acquisition rights stipulated in item (2) above is adjusted.)

(4) Monetary payment for stock acquisition rights

The stock acquisition rights require no monetary payment.

(5) Exercise price of stock acquisition rights

The exercise price for the exercise of a stock acquisition right shall be determined by the price paid per share issued (the "exercise price") upon exercise of stock acquisition rights, as defined below.

The exercise price shall be 1.05 times the average daily closing price, excluding non-trading days, of JSAT common stock in regular transactions on the Tokyo Stock Exchange during the calendar month (December 2006) immediately prior to the date that the stock acquisition rights will be issued (the "date of issuance"). Any fraction of less than one yen shall be rounded up to the nearest yen.

However, if the exercise price is lower than the closing price quoted one day before January 9, 2007, the date of the issuance (the closing price of the previous day if there is no transaction), the latter shall apply.

If JSAT conducts a stock split or reverse stock split after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

In addition, if JSAT issues new common shares or disposes of common shares held by JSAT at a price below the market price of the common shares after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of outstanding shares issued} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in amount per share}}{\text{Share price before issuance of new shares}}}{\text{Number of outstanding shares issued} + \text{Number of newly issued shares}}$$

The formula does not apply to (1) the sale of shares held by JSAT in accordance with Article 194 of the Japanese Corporate Law (i.e., shareholder requests to sell and transfer shares in quantities less than the trading unit), (2) the transfer of shares held by JSAT in accordance with Article 5-2 of the supplemental provisions to the "Law Regarding the Partial Amendments, etc. to the Commercial Code, etc." (Law No. 79, 2001), or (3) conversion or exercise of securities convertible or due to be converted into JSAT common stock or stock acquisition rights (including corporate bonds with stock acquisition rights) that can be exercised to acquire JSAT common shares.

In the formula described earlier, the number of shares already issued shall be

stock held by JSAT from the total number of common shares issued by JSAT. In the event that the treasury stock will be retired, the number of new shares to be issued shall be read as the number of treasury stock to be retired.

(6) Exercise period for the stock acquisition rights

From July 1, 2007 to June 30, 2011

(7) Conditions for exercising stock acquisition rights

i. Persons qualified to receive an issuance of stock acquisition rights ("stock acquisition rights holder") shall be a director, corporate auditor, advisor or employee of JSAT or a JSAT subsidiary upon exercise of the stock acquisition rights. However, this condition shall not apply to a person who has ceased to be a director, corporate auditor, advisor or employee of JSAT or a JSAT subsidiary due to expiration of term of office, age-limit retirement, employment transfer or other legitimate reason.

ii. In the event of the death of a stock acquisition rights holder, the stock acquisition rights shall transfer to the holder's heir.

iii. Stock acquisition rights may not be pawned or otherwise disposed of.

iv. Other conditions stipulated in the Contract Regarding Stock Acquisition Rights concluded between JSAT and the stock acquisition rights holder shall apply.

(8) Matters regarding capital and capital reserves that will increase when shares are issued upon exercise of stock acquisition rights

i. The amount of the increase in capital when shares are issued upon the exercise of the stock acquisition rights will be half of the maximum permitted increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.

ii. The amount of the increase in capital reserves when shares are issued upon the exercise of the stock acquisition rights will be determined by subtracting the increase in capital calculated as stipulated in item i above from the maximum amount of increase allowed as defined in item i above.

(9) JSAT's acquisition of stock acquisition rights

i. JSAT may acquire stock acquisition rights in gratis if the Ordinary General Meeting of Shareholders approves (1) a merger agreement under which JSAT is to be the company to be dissolved in the merger or (2) a share exchange or share transfer proposal under which JSAT will be a wholly-owned subsidiary.

ii. JSAT may acquire stock acquisition rights in gratis if a holder of stock acquisition rights is unable to satisfy the conditions for the exercise of his or her stock acquisition rights.

(10) Restriction on the transfer of stock acquisition rights

The transfer of stock acquisition rights shall require the approval of the Board of Directors.

(11) Handling of stock acquisition rights in the event of a corporate reorganization

In the event of a merger (but only if JSAT will be dissolved), an

absorption-type demerger, incorporation-type demerger, or a share exchange or **a share transfer (a "corporate reorganization"), JSAT will offer stock acquisition** rights to subscribe for shares of the new or surviving company specified by Article 236, No.1, Items 8-1,-2,-3,-4,-5 of the Japanese Corporate Law to holders of stock acquisition rights who own the outstanding stock acquisition rights ("remaining stock acquisition rights") effective at the time of the corporate reorganization, according to the conditions stated below.

Please note that in the events described above, the remaining stock acquisition rights will be terminated and will be replaced by new stock acquisition rights to be issued by the new or surviving company that is established by the corporate reorganization. However, this will only apply if the offering of stock acquisition rights by the new or surviving company is stipulated in the agreements for an absorption -type merger, incorporation-type merger, or share exchange, or in the plan prepared for an incorporation-type demerger or share transfer.

i. Number of stock acquisition rights to be issued by the new or surviving company
The same number of the remaining stock acquisition rights owned by each holder of stock acquisition rights at the time of the corporate reorganization.

ii. Type of shares of the new or surviving company under the stock acquisition rights
Shares of the new or surviving company's common stock

iii. Number of shares of the new or surviving company to be issued under the stock acquisition rights
To be decided according to Item (2) above upon consideration of the conditions and other requirements of the corporate reorganization.

iv. Exercise price of the stock acquisition rights
The exercise price of the stock acquisition right shall be determined by multiplying (1) the amount of payment adjusted in consideration of the conditions and other requirements of the corporate reorganization with (2) the number of shares under stock acquisition rights as stated in iii above.

v. Exercise period for the stock acquisition rights
The exercise period commences from the starting date on which stock acquisition rights can be exercised as stated in Item (6) above or the effective date of corporate reorganization, whichever is later. The expiration date is the same as the date of expiry as stated in Item (6) above.

vi. Matters regarding capital and capital reserves that will increase when shares are issued upon the exercise of stock acquisition rights
To be decided according to Item (8) above.

vii. Restriction on the transfer of stock acquisition rights
The transfer of stock acquisition rights shall require the approval of the new

To be decided according to Item (9) above.

(12) Rounding down of any fraction of a share generated by exercise of stock acquisition rights

In the case that the number of shares to be delivered to the stock acquisition rights holder shall include a fraction of less than one share, this fraction shall be rounded down to the nearest share.

(13) Date of issuance of stock acquisition rights

January 9, 2007.

(Reference)

Date of proposal to Ordinary General Meeting of Shareholders: May 12, 2006.
Date of resolution of Ordinary General Meeting of Shareholders: June 27, 2006.